

 1702 Macy Drive
Roswell, GA 30076

 678-261-8605

 www.cbautogroupinc.com

Carlos Garcia
Board of Directors

A native of Miami, Florida, Mr. Carlos Garcia is a distinctive leader with a broad range of real estate and financial experience. Along with his family, Mr. Garcia started Garcia Holdings, a management company established for managing the vast portfolio he and his family now own. In his 24 years of operating, Mr. Garcia has experienced much success in not only real estate, but in the medical field. During this time, Mr. Garcia negotiated the purchase of four medical centers: Sanar Clinical Rehab Center, Dade Medical and Diagnostics, Medex Rehabilitation Center, Tracker Diagnostics Solutions) in Miami and Hialeah and brought sales from an average of $1M up to an astonishing $4M annually. In 1999, Mr. Garcia merged his medical centers into one, naming it Miami Dade Health and Rehab and in 2006, sold it to Continucare for a considerable profit. At the end of a 5 year non-compete agreement with Continucare, Mr. Garcia and his family anxiously embarked upon a new venture and opened IMC Health in Miami, Hialeah and South West. Beginning with only three medical centers, two medical vans and one lead doctor and providing medical services to one HMO the Company boasted growth of over 600 employees, 45 full time doctors, 17 medical centers, over 65 medical transportation vans and provided medical services to 12 HMOs.

Mr. Garcia is the proud father of three children and a Golden Retriever, Ace.

